EXHIBIT 4.1

NEITHER THIS NOTE NOR ANY OF THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW. NO SALE, TRANSFER, PLEDGE OR ASSIGNMENT OF THIS NOTE OR OF THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL BE VALID OR EFFECTIVE UNLESS (A) SUCH TRANSFER IS MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAW, OR (B) THE HOLDER SHALL DELIVER TO THE BORROWER AN OPINION OF COUNSEL THAT SUCH TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OF ANY APPLICABLE STATE SECURITIES LAW.

THIS CONVERTIBLE PROMISSORY NOTE (THE “NOTE”) HAS BEEN ISSUED PURSUANT TO AND IS SUBJECT TO THE TERMS OF THAT CERTAIN LOAN AGREEMENT DATED SEPTEMBER 3, 2008 (AS AMENDED FROM TIME TO TIME).

CONVERTIBLE PROMISSORY NOTE

$1,500,000	September 3, 2008 (“Effective Date”)
Phoenix, Arizona

FOR VALUE RECEIVED, VIAGEN, INC., an Arizona corporation (“ViaGen”), promises to pay, subject to Section 6 below, to the order of Geron Corporation, a Delaware corporation, or its successors and assigns (“Payee”), up to the principal sum of $1,500,000, plus simple interest at the rate of 6% per annum. At any time while an Event of Default (as defined below) is continuing interest shall accrue at a simple interest rate of 8% per annum. Interest will accrue on the outstanding principal balance hereunder from time to time until irrevocably paid in full or converted in accordance with Section 6 hereof. Interest will be computed on the basis of a year of 365 or 366 days as the case may be and the actual number of days elapsed.

     Section 1. Issuance. This Note is issued pursuant to the terms of that certain Loan Agreement, dated as of September 3, 2008, by and between ViaGen and Payee (as amended, supplemented and restated or otherwise modified in writing from time to time, the “Loan Agreement”). Capitalized terms not otherwise defined herein will have meanings set forth in the Loan Agreement.

     Section 2. Maturity Date. Unless sooner converted or the Maturity Date is accelerated in accordance with Section 6, all then outstanding principal and accrued and unpaid interest under this Note, including and up to the Maturity Date (“Outstanding Amount”) will immediately become due and payable on December 31, 2009 (the “Maturity Date”). Notwithstanding the foregoing, should the Transaction not close within 30 days of the date of the Loan Agreement, ViaGen will immediately pay the Outstanding Amount to Payee, whereupon this Note will be cancelled.

     Section 3. Maximum Interest Rate. Anything herein to the contrary notwithstanding, if during any period for which interest is computed hereunder, the amount of interest computed on the basis provided for in this Note, together with all fees, charges and other payments which are treated as interest under applicable law, as provided for herein or in any other document executed in connection herewith, would exceed the amount of such interest computed on the basis of the Highest Lawful Rate, ViaGen shall not be obligated to pay, and Payee shall not be entitled to charge, collect, receive, reserve or take, interest in excess of the Highest Lawful Rate, and during any such period the interest payable hereunder shall be computed on the basis of the Highest Lawful Rate. As used herein, “Highest Lawful Rate” means the maximum non-usurious rate of interest, as in effect from time to time, which may be charged, contracted for, reserved, received or collected by Payee in connection with this Note under applicable law.

     Section 4. Event of Default.

          (a) For purposes of this Note, any and each of the following shall constitute an “Event of Default”:

               (1) Failure by ViaGen to pay any of the obligations under this Note on the date due when the same shall have become due and payable.

               (2) Failure by ViaGen to perform or observe any term, covenant or agreement contained in this Note or the Loan Agreement on its part to be performed or observed and such failure shall remain unremedied for a period of 15 days from the occurrence thereof.

               (3) ViaGen shall admit in writing its inability to, or shall fail generally or be generally unable to, pay its debts (including its payrolls) such as debts become due, or shall make a general assignment for the benefit of creditors; or ViaGen shall file a voluntary petition in bankruptcy or a petition or answer seeking reorganization, to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act of 1978, as amended or recodified from time to time (the “Bankruptcy Code”) or under any other state or federal or foreign law relating to bankruptcy or reorganization granting relief to debtors, whether now or hereafter in effect, or shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition filed against ViaGen pursuant to the Bankruptcy Code or any such other state or federal or foreign law; or ViaGen shall be adjudicated a bankrupt, or shall apply for or consent to the appointment of any custodian, receiver or trustee for all or any substantial part of ViaGen’s property, or shall take any action to authorize any of the actions or events set forth above in this subsection; or any involuntary petition seeking any of the relief specified in this subsection shall be filed against ViaGen and shall not be dismissed within 60 days; or any order for relief shall be entered against ViaGen in any involuntary proceeding under the Bankruptcy Code or any such other state or federal or foreign law referred to in this subsection (3).

               (4) ViaGen shall liquidate, wind up or dissolve (or suffer any liquidation, winding-up or dissolution).

          (b) Consequences of Events of Default. If any Event of Default shall occur and be continuing, Payee may (i) by notice to ViaGen, declare the entire unpaid principal amount of this Note, all interest accrued and unpaid hereon and all other obligations hereunder to be forthwith due and payable, whereupon all unpaid principal under this Note, all such accrued interest and all such other amounts shall become and be forthwith due and payable in cash; and (ii) whether or not the action referred to in clause (i) has been taken, proceed to enforce all other rights and remedies available to Payee under applicable law.

     Section 5. Method and Place of Payment. All payments made in cash under this Note shall be in immediately available lawful money of the United States of America. All payments of any kind made under this Note shall be sent so as to be received no later than 5 p.m. (Pacific time) on the date of payment, at the address of Payee at 230 Constitution Drive, Menlo Park, CA 94025, or at such other address as may be specified from time to time by Payee in a written notice delivered to ViaGen. If any scheduled payment date is not a Business Day such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest hereunder. All payments shall be applied first to accrued interest, and thereafter to principal.

          For purposes of this Note, “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in California or Arizona.

     Section 6. Conversion or Repayment. Upon either (i) the Maturity Date, or (ii) the consummation of the next equity financing of ViaGen following the Effective Date with aggregate proceeds of at least $5,000,000 in which third parties other than Payee and existing shareholders of ViaGen participate and excluding conversion of amounts due under this Note for purposes of calculating the amount invested (a “Qualified Financing”), Payee may elect either of the following by giving written notice to ViaGen at least 5 Business Days prior to the closing of a Qualified Financing (ViaGen to provide Payee at least 15 Business Days prior notice of such closing) or the Maturity Date, as appropriate:

          (a) Conversion.

               (1) In the event of a Qualified Financing, the Outstanding Amount will automatically convert at the Conversion Price (as defined below) into the same type of security sold by ViaGen in such Qualified Financing. If conversion occurs upon the Maturity Date and the Maturity Date does not coincide with a Qualified Financing, the Outstanding Amount will automatically convert at the Conversion Price into the most senior securities of ViaGen then outstanding. All securities issued will be issued as fully paid and non-assessable shares.

               (2) If conversion occurs in conjunction with a Qualified Financing, the Conversion Price will equal the price per share offered by ViaGen in connection with the Qualified Financing. If conversion occurs upon the Maturity Date and the Maturity Date does not coincide with a Qualified Financing, the Conversion Price will be equal to the market price per share as determined in good faith by the Board of Directors of ViaGen. The number of shares issuable upon conversion of this Note shall be determined by dividing the Outstanding Amount by the Conversion Price, rounding any fractional result down to the nearest whole share. No fractional shares shall be issued upon conversion of this Note.

          (b) Repayment. Upon the Maturity Date, ViaGen will pay the Outstanding Amount to Payee in cash. In the event of a Qualified Financing, the Maturity Date will be accelerated to the date of the closing of the Qualified Financing, and ViaGen will pay the Outstanding Amount to Payee in cash.

     Section 7. Rights. Payee shall not, solely by virtue of this Note, be entitled to any rights of a shareholder in ViaGen, either at law or equity until conversion pursuant to Section 6 hereof.

     Section 8. No Third Party Reliance. Nothing herein will be construed to be to the benefit of any third party, nor is it intended that any provision will be for the benefit of any third party.

     IN WITNESS WHEREOF, ViaGen has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

VIAGEN, INC.

By:	/s/ Mark Walton
Mark Walton, President

Acknowledged and Accepted By:

GERON CORPORATION

By:	/s/ David Earp
David Earp, Chief Patent Counsel
& Sr. V.P., Business Development